FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE VICTORIA 3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937
Media Release	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Thursday 10 November 2005

National Australia Bank confirms it has demanded compensation from two foreign currency brokers

National Australia Bank today confirmed that it issued letters of demand on 6 September 2005 claiming compensation exceeding $539 million against ICAP plc and another broker in relation to the foreign currency options trading losses announced in January 2004.

The National is seeking compensation for losses including foreign currency trading losses, additional capital expenses and loss of profit as a result of the disruption to foreign currency options trading services.  The National has also indicated its intention to seek exemplary damages against ICAP plc in any proceedings brought against that firm.

The National has conducted a detailed forensic investigation over the course of more than a year in preparing its claims, and has also had regard to evidence gained during inquiries by the Australian Prudential Regulation Authority and PricewaterhouseCoopers.

The National is confident it has a strong case to seek compensation from the parties involved in the foreign currency options trading losses.  While the National would prefer to resolve its claims against those parties by negotiation, it may be necessary for it to bring legal proceedings against them to enforce its rights.

For further information:

Brandon Phillips Group Manager, External Relations 03 8641 3857 work 0419 369 058 mobile	Samantha Evans External Relations Manager 03 8641 4982 work 0404 883 509 mobile

Group and Regional websites:

ASX Announcements and Group information (www.nabgroup.com)

Australian operations (www.national.com.au)

Clydesdale Bank (www.cbonline.co.uk)

Yorkshire Bank (www.ybonline.co.uk)

Bank of New Zealand (www.bnz.co.nz)

Institutional Markets & Services (www.nabmarkets.com)

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Brendan T Case

Date: 14 November 2005	Title:	Associate Company Secretary